

September 18, 2015

<u>Via Email</u>
Andrew S. Hughes, Esq.
Vice President & General Counsel
Ikanos Communications, Inc.
47669 Fremont Blvd.
Fremont, CA 94538

> **Re:** **Ikanos Communications, Inc.**
> **Schedule 14D-9/A**
> **Filed September 15, 2015**
> **File No. 05-81084**

Dear Mr. Hughes:

We have reviewed the above referenced filing and have the following comments.

<u>Item 4.</u>

1. Please supplementally advise us of whether Tallwood and/or Alcatel affiliated persons initiated the email, which facilitated the follow-up involving Mr. Tahernia and Qualcomm commencing in February 2015.

<p style="text-align:center">*   *   *</p>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):　　　Jorge del Calvo, Esq.
　　　　　　　　　　Pillsbury Winthrop Shaw Pittman LLP